AGIC Equity & Convertible Income Fund                                                                                                       Annual Shareholder
July 31, 2012                                                                                                                         Meeting Results

The Fund held its annual meeting of shareholders on July 19, 2012. Shareholders voted as indicated below:

	Affirmative	Withheld Authority
Re-election of James A. Jacobson – Class II to serve until the Annual Meeting for the 2014-2015 fiscal year	15,746,961	194,702
Re-election of John C. Maney† – Class II to serve until the Annual Meeting for the 2014-2015 fiscal year	15,759,136	182,527

Deborah A. DeCotis, Bradford K. Gallagher, Hans W. Kertess, William B. Ogden, IV, and Alan Rappaport continue to serve as Trustees.
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†Interested Trustee